20014336

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[A]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-05889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/19 (MM/DD/YY) AND ENDING 09/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Franklin/Templeton Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo	CA	94403-1906
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Paterson — (801) 201-7042
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name – *if individual, state last, first, middle name*)

405 Howard Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Paterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin/Templeton Distributors, Inc., as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public 11/14/2020

JASON ROBERT DENNEY
Notary Public - State of Utah
Commission # 708946
My Commission Expires
November 3, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Franklin/Templeton Distributors, Inc. and Subsidiaries

Consolidated Statement of Financial Condition
September 30, 2020

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Franklin/Templeton Distributors, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Franklin/Templeton Distributors, Inc. and its subsidiaries (the "Company") as of September 30, 2020, including the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this consolidated financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 13, 2020

We have served as the Company's auditor since 1974.

PricewaterhouseCoopers LLP, 405 Howard Street, Suite 600, San Francisco, CA 94105 T: (415) 498 5000,
www.pwc.com/us

Franklin/Templeton Distributors, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
September 30, 2020

(in thousands, except per share data)

Assets		
Cash and cash equivalents	$	225,601
Receivables		78,483
Due from parent and affiliated entities		32,217
Deferred sales commissions, net		8,773
Goodwill		119,405
Intangible assets, net		432,453
Operating lease right-of-use assets		12,251
Other		5,532
Total Assets	**$**	**914,715**
Liabilities		
Sales and distribution expenses	$	75,748
Accounts payable and accrued expenses		64,630
Due to parent and affiliated entities		42,634
Income taxes, net		8,504
Deferred taxes, net		71,364
Operating lease liabilities		14,275
Total liabilities		277,155
Commitments and Contingencies (Note 8)		
Stockholder's Equity		
Common stock, $1.00 par value, 20,000 shares authorized; 2,355 shares issued and outstanding		2
Additional paid in capital		109,484
Retained earnings		528,074
Total stockholder's equity		637,560
Total Liabilities and Stockholder's Equity	**$**	**914,715**

See Notes to Consolidated Statement of Financial Condition.

1. Business

Nature of Operations

Franklin/Templeton Distributors, Inc. ("FTDI" and collectively with its subsidiaries, the "Company") is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin" or the "parent"). FTDI is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and serves as the principal underwriter and distributor for various funds sponsored by Franklin ("affiliated funds"). FTDI is a member of the Financial Industry Regulatory Authority, which is the designated examining authority of U.S. broker-dealers, and the Securities Investor Protection Corporation.

FTDI's wholly-owned subsidiaries, Franklin Mutual Advisers, LLC ("FMA") and Franklin Advisory Services, LLC, are registered investment advisers with the SEC. These companies provide investment management and related services to investment products that include sponsored funds and institutional separate accounts.

2. Significant Accounting Policies

Basis of Presentation

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 13, 2020, which is the date that the consolidated statement of financial condition was issued.

Consolidation

The consolidated statement of financial condition includes the accounts of FTDI and its subsidiaries in which it has a controlling financial interest. The Company has a controlling financial interest when it owns a majority of the voting interest in a voting interest entity. Intercompany accounts and transactions have been eliminated.

Related Parties

Related parties are affiliated funds and other Franklin subsidiaries ("affiliated entities"). Amounts due to and from affiliated entities, and substantially all of the Company's receivables are from related parties.

Fair Value Measurements

At September 30, 2020, there were no assets or liabilities measured at fair value on a recurring or nonrecurring basis.

Cash and Cash Equivalents

Cash and cash equivalents consist of nonconsolidated money market funds sponsored by Franklin and deposits with financial institutions, and are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business.

Deposits with three financial institutions exceeded local regulatory insured limits by a total of $37.2 million at September 30, 2020, representing a concentration of credit risk.

Receivables

Receivables primarily consist of fees receivable from investment products and are carried at invoiced amounts. Due to the short-term nature and liquidity of the receivables, their carrying values approximate fair value. Receivables also include an amount due for an investment trade pending settlement which is carried at the transaction amount.

Deferred Sales Commissions

Deferred sales commissions consist of upfront commissions paid to financial advisers and broker-dealers on shares of affiliated funds without a front-end sales charge to investors, and are amortized over eighteen months, the period in which they are generally recovered from related revenues. Deferred sales commissions are tested for impairment when there is an indication that the carrying value may not be recoverable.

Leases

The Company has two real estate leases. At the inception of a contract, the Company determines whether it is or contains a lease, which includes consideration of whether there are identified assets in the contract and if the Company has control over such assets. Right-of-use ("ROU") assets and lease liabilities are recognized for all arrangements that qualify as a lease, except for those with original lease terms of twelve months or less.

ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments using an incremental borrowing rate estimated on a collateralized basis with similar terms for the specific interest rate environment. The lease terms include options to extend or terminate the lease when it is reasonably certain they will be exercised.

Lease and nonlease payment components are accounted for separately. ROU assets are tested for impairment when there is an indication that the carrying value of an asset may not be recoverable.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase consideration over the acquisition-date fair values of the acquired assets and liabilities. Other intangible assets consist of investment management contracts acquired in a business combination for which there is no foreseeable limit on the contract period and are determined to have an indefinite useful life.

Goodwill and indefinite lived intangible assets are tested for impairment annually as of August 1 and when an event occurs or circumstances change that more likely than not reduce the fair value of the related reporting unit or indefinite-lived intangible asset below its carrying value. The Company has one reporting unit, investment management and related services, to which all goodwill has been assigned. Impairment is recognized in general, administrative and other expense.

Goodwill and indefinite-lived intangible assets may first be assessed for qualitative factors to determine whether it is necessary to perform a quantitative impairment test. The qualitative analysis considers entity-specific and macroeconomic factors and their potential impact on the key assumptions used in the determination of the fair value of the reporting unit or indefinite-lived intangible asset. A quantitative impairment test is performed if the results of the qualitative assessment indicate that it is more likely than not that the fair value of the reporting unit is less than its carrying value or an indefinite-lived intangible asset is impaired, or if a qualitative assessment is not performed.

If a quantitative goodwill impairment test indicates that the carrying value of the goodwill exceeds the fair value of the reporting unit, impairment is recognized in the amount of the excess of the carrying value over the implied fair value of the goodwill, which considers the fair value assigned to all other assets and liabilities of the reporting unit.

If a quantitative indefinite-lived intangible assets impairment test indicates that the carrying value of the asset exceeds the fair value, impairment is recognized in the amount of the difference in values.

The fair values of the reporting unit and indefinite-lived intangible assets are based on the net present value of estimated future cash flows, which include assumptions about the AUM growth rate, pre-tax profit margin, discount rate, average effective fee rate, and effective tax rate.

Stock-Based Compensation
The fair value of Franklin's share-based payment awards is estimated on the date of grant based on the market price of the underlying shares of Franklin's common stock. Forfeitures are accounted for as they occur.

Income Taxes
The Company is included in the consolidated U.S. federal and several combined state income tax returns for Franklin. The Company also files separate state income tax returns

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its federal and combined state net operating losses, which are utilized by Franklin under the Agreement. As a result of this exception to the separate company method, the Company does not record deferred tax assets related to federal or combined state income tax losses in its consolidated statement of financial condition. Instead, these deferred tax assets are treated as transferred to Franklin. The Company tracks these net operating loss deferred tax assets in a separate memorandum account.

Consistent with the separate return method, deferred tax assets and liabilities, other than those related to federal or combined state net operating losses, are recorded for temporary differences between the tax basis of the Company's assets and liabilities and the reported amounts in the consolidated statement of financial condition using the statutory tax rates in effect for the year when the reported amount of the asset or liability is expected to be recovered or settled, respectively.

3. Recently Adopted Accounting Guidance

On October 1, 2019, the Company adopted new guidance issued by the Financial Accounting Standards Board ("FASB") for leases. The new guidance requires lessees to recognize assets and liabilities arising from substantially all leases. The guidance also requires the evaluation at the inception of a contract to determine whether the contract is or contains a lease. The Company adopted the new guidance using the modified retrospective approach and recognized ROU assets of $1.6 million and lease liabilities of $2.4 million, all of which relates to real estate leases. The ROU asset recognized as of October 1, 2019 was net of $0.8 million of deferred rent previously included in other liabilities on the consolidated balance sheet. See Note 7 - Leases for additional disclosures.

4. Deferred Sales Commissions

Deferred sales commissions at September 30, 2020 were as follows:

(in thousands)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Deferred sales commissions	$ 73,929	$ (65,156)	$ 8,773

5. Goodwill and Other Intangible Assets

There were no changes in the carrying values of goodwill of $119.4 million and indefinite-lived intangible assets of $432.5 million during fiscal year 2020.

The Company performed its annual impairment tests of goodwill and indefinite-lived intangible assets as of August 1, 2020 using a qualitative assessment and concluded it is more likely than not that the fair values of the reporting unit and the indefinite-lived intangible assets exceed their carrying values. Subsequent to August 1, 2020, there were no impairments to goodwill or indefinite-lived intangible assets as the Company determined no events occurred or circumstances changed that would indicate that these assets might be impaired.

6. Taxes on Income

The significant components of deferred tax assets and deferred tax liabilities at September 30, 2020 were as follows:

(in thousands)	
Deferred Tax Assets	
Deferred compensation and benefits	$ 7,009
Tax benefits for uncertain tax positions	220
Net operating loss and tax credit carry-forwards	472
Deferred rent	553
Investment in partnerships	467
Other	523
Total deferred tax assets	9,244
Deferred Tax Liabilities	
Amortization of purchased intangibles	78,172
Deferred commissions	2,274
Depreciation	162
Total deferred tax liabilities	80,608
Net Deferred Tax Liability	**$ 71,364**

At September 30, 2020, there were $0.6 million in state tax credits expiring in 2026.

A reconciliation of the beginning and ending balances of gross unrecognized tax benefits for fiscal year 2020 is as follows:

(in thousands)		
Balance at September 30, 2019	$	1,405
Reductions for tax positions of prior years		(122)
Additions for tax positions related to the current year		188
Expiration of statute of limitations		(421)
Balance at September 30, 2020	**$**	**1,050**

If recognized, all of this amount, net of any deferred tax benefits, would favorably affect the Company's effective income tax rate in future periods. The accrual for unrecognized tax benefits is included in income taxes payable on the consolidated statement of financial condition.

Accrued interest on uncertain tax positions at September 30, 2020 was $0.2 million, and is not presented in the unrecognized tax benefits table above.

The Company has recognized a tax benefit only for those positions that meet the more-likely-than-not recognition threshold. It is reasonably possible that the total unrecognized tax benefit as of September 30, 2020 could decrease by $0.1 million within the next twelve months as a result of expiration of statutes of limitations in the federal and certain state and local tax jurisdictions, and potential settlements with state tax authorities.

The Company is subject to examination by the taxing authorities in multiple jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are as follows: the states of California and New Jersey 2016 to 2020; and the states of Florida, Illinois, New York and Pennsylvania, and U.S. federal 2017 to 2020.

7. Leases

Lessee arrangements
The Company's leases are operating leases related to real estate and had a weighted-average remaining lease term of 9.9 years as at September 30, 2020, and include one or more options to renew.

The weighted-average discount rate for the operating lease liabilities as of September 30, 2020 was 2.27%. The maturities of the liabilities were as follows:

(in thousands)		
2021	$	1,104
2022		1,706
2023		1,741
2024		1,778
2025		1,815
Thereafter		8,557
Total lease payments		16,701
Less: Interest		(2,426)
Operating lease liabilities	**$**	**14,275**

Lessor arrangements
The Company sub-leases excess leased space in its New Jersey office building to a third party. The lease had a weighted-average remaining lease term of 2 years as of September 30, 2020.

The maturities of lease payments due to the Company as of September 30, 2020 were as follows:

(in thousands)		
2021	$	637
2022		616
Total	**$**	**1,253**

8. Commitments and Contingencies

Legal Proceedings
The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business and financial position.

9. Stock-Based Compensation

The Company participates in Franklin's Amended and Restated Annual Incentive Compensation Plan (the "AIP"), the 2002 Universal Stock Incentive Plan, as amended and restated (the "USIP") and the amended and restated Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the "ESIP"). The Compensation Committee of Franklin's Board of Directors determines the terms and conditions of awards under the AIP, the USIP and the ESIP.

The Company's liability to Franklin for stock-based compensation as of September 30, 2020 was $1.8 million and is included in amounts due to parent and affiliated entities in the consolidated statement of financial condition.

Stock and Stock Unit Awards
Under the terms of the AIP, eligible employees may receive cash, equity awards, and/or mutual fund unit awards generally based on the performance of Franklin and/or its funds, and the individual employee. The USIP provides for the issuance of shares of Franklin's common stock for various stock-

related awards to officers, directors, and employees. There are 120 million shares authorized under the USIP, of which 4.5 million shares were available for grant at September 30, 2020.

Stock awards entitle holders to the right to sell the underlying shares of Franklin's common stock once the awards vest. Stock unit awards entitle holders to receive the underlying shares of common stock once the awards vest. Awards vest based on the passage of time or the achievement of predetermined Franklin financial performance goals.

Stock and stock unit award activity was as follows:

	Time-Based Shares	Performance-Based Shares	Total Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested balance at September 30, 2019	336,561	123,180	459,741	$ 33.97
Granted	508,956	—	508,956	27.03
Vested	(329,579)	(34,930)	(364,509)	32.93
Forfeited/canceled	(24,875)	(30,940)	(55,815)	33.76
Transferred out	(217)	—	(217)	30.70
Nonvested Balance at September 30, 2020	**490,846**	**57,310**	**548,156**	**$ 28.24**

The total fair value of stock and stock unit awards vested during fiscal year 2020 was $8.1 million.

Franklin generally does not repurchase shares upon vesting of stock and stock unit awards. However, in order to pay taxes due in connection with the vesting of employee and stock unit awards, shares are repurchased using a net stock issuance method.

10. Related Party Transactions

The amounts related to transactions with affiliates included in the statement of financial condition were as follows:

(in thousands)	Affiliated Funds	Parent and Affiliated Entities
Receivables	$ 75,592	$ —
Due from parent and affiliated entities	—	32,217
Due to parent and affiliated entities	—	42,634
Income taxes due to parent	—	9,512

At September 30, 2020, an unsecured credit agreement was in place under which FMA may lend to Franklin amounts up to a maximum of $500 million. Amounts loaned under this agreement earn

interest at 1-month LIBOR plus 0.375% per annum. The agreement will expire on November 15, 2021, unless terminated by mutual written consent of the Company and Franklin. At September 30, 2020, $30 million was receivable under this agreement and was included in due from parent and affiliated entities in the consolidated statement of financial condition.

11. Net Capital Requirement

FTDI is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. FTDI elected to use the alternative method, permitted by the rule, which requires it to maintain minimum net capital, as defined, no less than the greater of $250,000 or 2% of aggregate debit items. Since FTDI does not carry customer accounts and does not have customer debits, the minimum net capital balance is $250,000. At September 30, 2020, FTDI had net capital of $19.2 million, which was $18.9 million in excess of its minimum requirement.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

12. Reconciliation of Consolidated Statement of Financial Condition to FORM X-17a-5

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America and differs in certain respects from the accounting practices prescribed by the Securities and Exchange Commission's general instructions to Form X-17a-5, Part II-A. Under these instructions, subsidiaries may not be consolidated.

A reconciliation of amounts reported herein to amounts reported by FTDI in its unaudited Part II-A FOCUS report filing is as follows:

(in thousands)	Form X-17a-5	Reclassification and Elimination	Subsidiaries Consolidated	Consolidated Statement of Financial Condition
Assets				
Cash and cash equivalents	$ 17,205	$ 161,653	$ 46,743	$ 225,601
Receivables	55,713	—	22,770	78,483
Securities not readily marketable	211	(211)	—	—
Investment securities	161,653	(161,653)	—	—
Deferred sales commissions, net	—	8,773	—	8,773
Due from parent and affiliated entities.	—	574,354	(542,137)	32,217
Investments in and receivables from affiliates, subsidiaries	574,354	(574,354)	—	—
Property and equipment, net	443	(443)	—	—
Goodwill	—	—	119,405	119,405
Intangible assets, net	—	—	432,453	432,453
Operating lease right-of-use assets	—	—	12,251	12,251
Other	19,963	(9,510)	(4,921)	5,532
Total Assets	**$ 829,542**	**$ (1,391)**	**$ 86,564**	**$ 914,715**
Liabilities and Stockholder's Equity				
Sales and distribution expenses	$ 75,748	$ —	$ —	$ 75,748
Accounts payable and accrued expenses	136,322	(85,084)	13,392	64,630
Due to parent and affiliated entities.	—	40,657	1,977	42,634
Income taxes, net	—	3,640	4,864	8,504
Deferred taxes, net	—	39,396	31,968	71,364
Operating lease liabilities	—	—	14,275	14,275
Total stockholder's equity	617,472	—	20,088	637,560
Total Liabilities and Stockholder's Equity	**$ 829,542**	**$ (1,391)**	**$ 86,564**	**$ 914,715**